IceCure Medical Ltd.

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

January 10, 2024

Via EDGAR

Benjamin Richie

Abby Adams

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Re:	IceCure Medical Ltd.

Supplemental Response dated October 13, 2023

Annual Report on Form 20-F filed March 29, 2023

File No. 001-40753

Dear Sir and Madam:

The purpose of this letter is to respond to the comment letter dated January 9, 2024 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Annual Report on Form 20-F (“Form 20-F”). For your convenience, your original comment appears in bold text, followed by our response.

Supplemental Response Dated October 13, 2023, regarding Annual Report on Form 20-F filed March 29, 2023

General

1.	We note in your response that one of the members of the board of directors of the Company is a Chinese citizen and another holds British citizenship and citizenship of the Hong Kong Special Administrative Region of the People’s Republic of China. In future filings, to the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section, and include the risk in your summary risk factor disclosure.

Response: We acknowledge the Staff’s comment and will include disclosure and a risk factor regarding the enforceability of civil liabilities with regards to members of the board of directors who are located in China or Hong Kong in future filings.

If you have any questions or require additional information regarding this letter, please do not hesitate to contact Eric Victorson at (212) 660-3092 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

IceCure Medical Ltd.

By:	/s/ Eyal Shamir
Eyal Shamir Chief Executive Officer